UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42989

SMJ INTERNATIONAL HOLDINGS INC.

(Translation of registrant’s name into English)

31 Jurong Port Road

#02-20 Jurong Logistics Hub, Singapore 619115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Pricing and Closing of $10 Million Initial Public Offering

On December 3, 2025, SMJ International Holdings Inc. (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with US Tiger Securities, Inc. as representatives of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,500,000 Class A ordinary shares of the Company, par value $0.0002 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares to cover over-allotments, of which the underwriter exercised the option to purchase an additional 205,000 Ordinary Shares.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-290077), filed with the Securities and Exchange Commission (the “Commission”), which became effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 on November 24, 2025. The Ordinary Shares were previously approved for listing on the NYSE American Market and commenced trading under the ticker symbol “SMJF” on December 4, 2025.

The gross proceeds to the Company from the Offering, before deducting commissions, fees, and expenses, are expected to be approximately $10.8 million. The Company anticipates using the net proceeds from the Offering to expand its inventory stocking program, strengthen and expand its sale and distribution networks, strategic acquisitions and investments and for general working capital.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

Copies of the press releases issued by the Company announcing the pricing of the Offering and the closing of the Offering are filed as Exhibits 99.1 and 99.2, respectively, hereto and incorporated by reference herein.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement
99.1	Press release announcing pricing of the Offering
99.2	Press release announcing closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2025	SMJ International Holdings Inc.

	By:	/s/ Ho Pei Yuen Rena
Ho Pei Yuen Rena
Chief Executive Officer and Executive Director

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